File No. 70-9117


                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549


                         AMENDMENT NO. 1 TO
                              FORM U-1
                      APPLICATION-DECLARATION

                             under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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National Fuel Gas Company     National Fuel Gas
10 Lafayette Square             Distribution Corporation
Buffalo, NY 14203             10 Lafayette Square
                              Buffalo, NY 14203

National Fuel Gas             Seneca Resources Corporation
  Supply Corporation          10 Lafayette Square
10 Lafayette Square           Buffalo, NY 14203
Buffalo, NY 14203

Utility Constructors, Inc.    Highland Land & Minerals, Inc.
East Erie Extension           10 Lafayette Square
Linesville, PA 16424          Buffalo, NY 14203

Leidy Hub, Inc.               Data-Track Account
10 Lafayette Square             Services, Inc.
Buffalo, NY 14203             10 Lafayette Square
                              Buffalo, NY 14203

National Fuel                 Horizon Energy
  Resources, Inc.               Development, Inc.
165 Lawrence Bell Drive       10 Lafayette Square
Suite 120                     Buffalo, NY 14203
Williamsville, NY 14221

Seneca Independence           Niagara Independence
  Pipeline Company              Marketing Company
10 Lafayette Square           10 Lafayette Square
Buffalo, NY 14203             Buffalo, NY 14203

             (Names of companies filing this statement
            and address of principal executive offices)




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                     NATIONAL FUEL GAS COMPANY

              (Name of top registered holding company)


    ------------------------------------------------------------

Richard Hare                       James R. Peterson,
Senior Vice President              Assistant Secretary
Seneca Independence                National Fuel Gas Company
   Pipeline Company                10 Lafayette Square
10 Lafayette Square                Buffalo, NY 14203
Buffalo, NY 14203

            (Names and addresses of agents for service)



Item 1 is hereby amended to add the following:

A.. Description of Proposed Jurisdictional Transactions

     1.  Interest in Independence Pipeline Company

     The initial application-declaration stated in Item 1, Part
(A)(1) that "Seneca Independence would become an equal partner in the Pipeline Partnership, and expects to acquire a 25% interest." Arrangements are not yet complete with an anticipated fourth partner, so that Seneca Independence now expects, at a closing in late February 1998, to acquire a 1/3 interest in the Pipeline Partnership. The financial statements attached as Exhibit S-1, S-2, S-5 and S-8 have been revised to reflect Seneca Independence's anticipated acquisition of a 1/3 interest in the Pipeline Partnership. This will make Seneca Independence an equal partner in the Pipeline Partnership.

     In the event the Pipeline Partnership wishes to add one or more partners, Seneca Independence may sell to the unaffiliated newcomer a portion of its interest in the Pipeline Partnership in order for all the partners to be equal partners. The applicants do not believe that such a sale would require Commission authorization.

     2.  Interest in DirectLink Gas Marketing Company

     The initial application-declaration stated in Item 1 Part
(A)(2) that Niagara Independence became a 25% partner in the Marketing Partnership. The Marketing Partnership Agreement (Exhibit A-9) includes a provision whereby one of the partners is required to withdraw if certain events do not occur by specified dates. Those dates have passed without the required events occurring, so Niagara Independence is now effectively a 1/3 partner in the Marketing Partnership. The financial statements attached as Exhibit S-1, S-2 and S-9 have been revised to reflect Niagara Independence's ownership of a 1/3 interest as an equal partner in the Marketing Partnership.

     In the event the Marketing Partnership wishes to add one or more partners, Niagara Independence may sell to the unaffiliated newcomer a portion of its interest in the Marketing Partnership in order for all the partners to be equal partners. The applicants do not believe that such a sale would require Commission authorization.

Item 6 is hereby amended to include the following:

     Amended Exhibits S-1, S-2, S-5 and S-6 are being filed with this Amendment No. 1, subject to the same request for confidential treatment as the Exhibits S-1, S-5 and S-6 originally filed.



                             SIGNATURES

     Pursuant to the requirements of the Public Holding Utility
Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.


National Fuel Gas Company          National Fuel Gas
                                     Distribution Corporation

By: /s/ James R. Peterson          By: /s/ Philip C. Ackerman
     James R. Peterson                  Philip C. Ackerman
     Assistant Secretary                President


National Fuel Gas                  Seneca Resources Corporation
  Supply Corporation

By: /s/ Richard Hare               By: /s/ James A. Beck
     Richard Hare                       James A. Beck
     President                          President


Utility Constructors, Inc.         Highland Land & Minerals, Inc.

By: /s/ Philip C. Ackerman         By: /s/ Philip C. Ackerman
     Philip C. Ackerman                 Philip C. Ackerman
     President                          President


Leidy Hub, Inc.                    Data-Track Account
                                   Services, Inc.

By: /s/ G. T. Wehrlin              By: /s/ Philip C. Ackerman
     G. T. Wehrlin                      Philip C. Ackerman
     Secretary/Treasurer                President


National Fuel                      Horizon Energy
  Resources, Inc.                  Development, Inc.

By: /s/ Robert J. Kreppel          By: /s/ G. T. Wehrlin
     Robert J. Kreppel                  G. T. Wehrlin
     President                          Vice President


Seneca Independence                Niagara Independence
  Pipeline Company                 Marketing Company

By: /s/ Richard Hare               By: /s/ James A. Beck
     Richard Hare                       James A. Beck
     President                          President


Dated:  February 13, 1998